Exhibit 4.4

CERTIFICATE OF DESIGNATION
OF RIGHTS AND PREFERENCES OF
SERIES B PREFERRED STOCK
OF SPECTRASCIENCE, INC.

(PURSUANT TO MINNESOTA STATUTES, SECTION 302A.401, SUBD. 3(B))

The undersigned, being the Secretary of SpectraScience, Inc., a corporation organized and existing under the laws of the State of Minnesota (the “Company”), in accordance with the provisions of Minnesota Statutes, Section 302A.401, Subd. 3(b), does hereby certify that pursuant to the authority vested in the Company’s Board of Directors by the Company’s Amended and Restated Articles of Incorporation (the “Articles”), the Board of Directors on June 22, 2009, in accordance with Minnesota Statutes, Section 302A.401, Subd. 3 and Section 2.01 of the Articles duly adopted the following resolution establishing the Series B Preferred Stock of the Company:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company by the Articles, the Board of Directors hereby establishes a class of preferred stock entitled the Series B Preferred Stock, and hereby states the designation and number of shares, and fixes the relative rights and preferences, of the Series B Preferred Stock as follows:

1.	Designation and Rank.

Fifteen Million (15,000,000) shares of the Company’s undesignated stock authorized by Article 2.01 of the Articles are designated as Series B Preferred Stock, par value $0.1 per share, (the “Series B Stock”). The Series B Stock shall rank, with respect to dividends and rights upon liquidation, winding up and dissolution, senior to the Common Stock of the Company.

2.	Definitions.

For purposes of this Certificate of Designation (“Certificate”) the following definitions shall apply and shall be equally applicable to both the singular and plural forms of the defined terms:

2.1           “Conversion Shares” shall mean the securities issued or issuable upon conversion of the Series B Stock.

2.2           “Free Trading” shall mean that (i) Conversion Shares consist of Common Stock and are freely tradable by non-affiliates of the Company (subject only to the volume limitations imposed by Rule 144 under the Securities Act of 1933) and (ii) over a period of ten consecutive trading days immediately prior to the Mandatory Conversion Date (as defined in Section 5.2 hereof) the Common Stock has had (A) an average closing price not less than the Conversion Price then in effect and (B) average daily trading volume of not less than 50,000 shares.

2.3           “Original Issue Price” shall mean $.20 per share of Series B Stock (subject to appropriate adjustments for stock splits and other combinations of the Series B Stock in the same manner as set forth in Section 5.6).

2.4           “Person” shall include all natural persons, corporations, business trusts, associations, limited liability companies, partnerships, joint ventures and other entities, governments, agencies and political subdivisions.

2.5          “Qualified Public Offering” shall mean the closing of the first underwritten public offering pursuant to an effective registration statement filed under the Securities Act after June 1, 2009 covering the offering and sale of Common Stock for the account of the Company on a firm commitment basis in which (i) the aggregate gross proceeds to the Company arising from the sale of securities solely for cash is at least $10,000,000 before deduction of underwriters’ commissions and expenses and (ii) prior to or as a result of such offering, the Common Stock is listed for trading on the New York Stock Exchange, the American Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or any other “exchange” recognized by rule of the Securities and Exchange Commission.

2.6          “Series B Stock” shall mean Series B Preferred Stock of the Company.

2.	Voting Rights.

2.1          General.  At all meetings of the shareholders of the Company and in the case of any actions of shareholders in lieu of a meeting, each holder of the Series B Stock shall have that number of votes on all matters submitted to the shareholders that is equal to the number of whole shares of Common Stock into which such holder’s shares of Series B Stock are then convertible, as provided in Section 5 hereof, at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is effected.  Except as may be otherwise provided in this Certificate, by agreement, or by law, the holders of the Common Stock and the holders of the Series B Stock shall vote together as a single class on all actions to be taken by the shareholders of the Company.

2.2          Additional Class Votes by the Series B Stock.  For so long as at least 35% of the shares of Series B Stock originally issued remain outstanding, the Company shall not, without the affirmative vote of at least 67% of the then outstanding shares of the Series B Stock, with each share of the Series B Preferred entitled to one vote in each instance:

(i)
take any action, including, without limitation, any action that constitutes or results in an amendment or waiver of any provision of the Company’s Articles of Incorporation or Bylaws, if such action in any way affects, alters or changes any existing rights, preferences, privileges or provisions relating to the Series B Stock or the holders thereof, or results in any increase or decrease in the authorized number of shares of the Series B Stock;

(ii)
authorize, issue or otherwise create (by reclassification or otherwise) any new class of additional shares of capital stock of the Company having rights, preferences or privileges that are senior to or on priority with the Series B Stock (including any additional shares of the Series B Stock).

3.	Dividends.

3.1          Dividends.  No dividend or other distribution shall accrue or be paid with respect to any shares of capital stock of the Company for any period, whether before or after the effective date of this Certificate, unless and until all accrued dividends on the Series B Stock are paid in full.  The Series B Stock shall be entitled to receive cumulative dividends in preference to any dividend which may be declared on the Common Stock at the rate of 8% of the Original Issue Price (subject to any adjustment for stock splits, stock dividends or other recapitalizations).  Dividends on shares of capital stock of the Company shall be payable only out of funds legally available therefor.  Dividends on the Series B Stock shall be due and payable annually on the last business day of December and shall be payable in cash, or at the option of the Company, in shares of Common Stock.

3.2          Non-Cash Dividends.  Whenever a dividend provided for in this Section 3 shall be payable in property other than cash (including without limitation Common Stock), the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

3.3          Payments on Conversion.  If the Company shall have accrued but unpaid cash dividends with respect to any of the Series B Stock upon its conversion as provided in Section 5 hereof, then all such accrued but unpaid dividends on such converted shares shall be canceled.

4.	Liquidation Rights.

4.1           Preference of the Series B Stock.  In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, whether such assets are capital, surplus, or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of the Common Stock or any other class or series of shares ranking junior to the Series B Stock, an amount equal to (a) the Original Issue Price (subject to appropriate adjustments for stock splits, stock dividends, recapitalizations and other combinations in the same manner as set forth in Section 5) plus (b) declared but unpaid dividends to and including the date full payment shall be tendered to the holders of the Series B Stock (the “Liquidation Price”) with respect to such liquidation, dissolution or winding up.  If, upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the Series B Stock shall be insufficient to permit the payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the Company shall be distributed ratably to the holders of the Series B Stock based upon the full Liquidation Price payable with respect to such shares of the Series B Stock if such liquidation preference was paid in full.

4.2           Reorganization; Sale of Assets.  The merger, acquisition or consolidation of the Company into or with any other entity or entities which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof pursuant to which the shareholders of the Company immediately prior to the transaction do not own a majority of the outstanding shares of the surviving corporation immediately after the transaction, or any sale, lease, license (on an exclusive basis) or transfer by the Company of all or substantially all its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of the provisions of this Section 5 unless this provision is waived by the affirmative vote of the holders of at least 50% of the Series B Stock then outstanding.

4.3           Notice.  Written notice of such liquidation, dissolution or winding up, stating a payment date and the place where said payments shall be made, shall be given by mail, postage prepaid, or by telephone facsimile to non-U.S. residents, not less than 20 days prior to the earlier of (i) the shareholders’ meeting called to approve such transaction or (ii) the closing of such transaction, to the holders of record of the Series B Stock, such notice to be addressed to each such holder at its address as shown by the records of the Company.  The first of such notices shall describe all material terms and conditions of the transaction and of Section 4.2 hereof (including, without limiting the generality of the foregoing, a description of the value of the consideration, if any, being offered to the holders of the Series B Stock in the transaction and the amount to which such holders would be entitled if such transaction were (as described in Section 4.2 hereof) to be deemed a liquidation, dissolution or winding up of the Company) and the Company shall thereafter give such holders prompt notice of any material changes to such terms and conditions.  The transaction shall in no event take place sooner than 20 days after the mailing by the Company of the first notice provided for herein or sooner than 10 days after the mailing by the Company of any notice of material changes as provided for herein; provided that such periods may be reduced upon the written consent of the holders of a majority in interest of the Series B Stock then outstanding, voting together as a single class on an as-if-converted basis.

5.            Conversion.  The holders of the Series B Stock shall have the following conversion rights(the “Conversion Rights”):

5.1           Optional Conversion of the Series B Stock.  The Series B Stock shall be convertible, in whole or in part, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any time after the date of this Certificate at the office of the Company into that number of shares of Common Stock as is determined by dividing $.20 by the Conversion Price (as defined below) in effect at the time of conversion and then multiplying such quotient by each share of the Series B Stock to be converted.  The price at which the shares of Common Stock shall be deliverable upon conversion without payment of any additional consideration by the holder thereof shall be initially $.20 per share (the “Conversion Price”).  The Conversion Price shall be subject to adjustment, in order to adjust the number of shares of the Common Stock into which the Series B Stock is convertible, as hereinafter provided.

5.2           Automatic Conversion of the Series B Stock.  If at any time (a) the Company shall complete a Qualified Public Offering, or (b) the holders of at least 67% of the outstanding Series B Stock shall consent in writing to the conversion of the Series B Stock into shares of the Common Stock, or (c) the Conversion Shares upon issurance will be Free Trading, then effective upon (i) the closing of the sale of such shares by the Company pursuant to such Qualified Public Offering, (ii) such consent of the holders of the Series B Stock, or (iii) notice by the Company to the holders of the Series B Stock that the Conversion Shares are Free Trading, as the case may be, all outstanding shares of Series B Stock shall automatically convert into shares of the Common Stock at the Conversion Price as of a date specified by the Company (the “Mandatory Conversion Date”).

5.3           Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Stock.  In lieu of any fractional share to which any holder would otherwise be entitled upon conversion of some or all of the Series B Stock owned by such holder, the Company shall, at the discretion of the Board, pay cash equal to such fraction multiplied by the then effective Conversion Price or round up to the nearest whole share.

5.4           Mechanics of Optional Conversion.  Before any holder of the Series B Stock shall be entitled to convert the same into full shares of Common Stock, such holder shall surrender the certificate or certificates therefor, endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by such holder’s attorney duly authorized in writing, at the office of the Company and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein such holder’s name or the name of the nominees in which such holder wishes the certificate or certificates for shares of the Common Stock to be issued.  The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Series B Stock, or to such holder’s nominee or nominees, a certificate or certificates for the number of shares of the Common Stock to which such holder shall be entitled as aforesaid, together with cash if any, to be delivered in lieu of any fraction of a share.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of the Series B Stock to be converted, and the person or persons entitled to receive the shares of the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of the Common Stock on such date.  From and after such date, all rights of the holder with respect to the Series B Stock so converted shall terminate, except only the right of such holder, upon the surrender of his, her or its certificate or certificates therefor, to receive certificates for the number of shares of the Common Stock issuable upon conversion thereof, certificates for the number of shares of the Series B Stock remaining and cash for fractional shares.

5.5           Mechanics of Automatic Conversion.  All holders of record of shares of the Series B Stock will be given at written notice of the date of any automatic conversion pursuant to Section 5.2 hereof not later than three business days’ following the actual date of such automatic conversion.  Each such notice shall designate a place for exchange of all of the shares of such Series B Stock.  Such notices will be sent by mail, first class, postage prepaid to each record holder of the Series B Stock at such holder’s address appearing on the Company’s stock register, or by overnight courier service in the case of the notice prior to the actual date of conversion.  Each holder of shares of the Series B Stock shall surrender such holder’s certificate or certificates for all such shares to the Company at the place designated in such notice, and shall thereafter receive certificates for the number of shares of the Common Stock or other securities to which such holder is entitled.  Failure to provide such notice or untimely notice shall not affect the validity of automatic conversion hereunder.  On the date fixed for conversion, all rights with respect to the Series B Stock will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of the Common Stock or other securities into which such Series B Stock has been converted and cash for fractional shares.  If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by her, his or its attorney duly authorized in writing.  All certificates evidencing shares of the Series B Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the shares of the Series B Stock represented thereby converted into the Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date; provided that the Company may require the holder to provide adequate protection to the Company for the loss of such certificate(s) prior to issuing certificates for shares of Common Stock to such holder.  As soon as practicable after the date of such automatic conversion and the surrender of the certificate or certificates for the Series B Stock as aforesaid, the Company shall cause to be issued and delivered to such holder, or to her, his or its written order, a certificate or certificates for the number of full shares of the Common Stock or other securities issuable on such conversion in accordance with the provisions hereof and cash as provided in Section 5.3 hereof in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion.

5.6          Certain Adjustments to Conversion Price for Stock Splits, Dividends, Mergers, Reorganizations, Etc.

(a)           Adjustment for Stock Splits, Stock Dividends and Combinations of Common Stock.  In the event the outstanding shares of Common Stock shall, after the filing of this Certificate, be further subdivided (split), or combined (reverse split), by reclassification or otherwise, or in the event of any dividend or other distribution payable on the Common Stock in shares of Common Stock, the applicable Conversion Price in effect immediately prior to such subdivision, combination, dividend or other distribution shall, concurrently with the effectiveness of such subdivision, combination, dividend or other distribution, be proportionately adjusted.

(b)           Adjustment for Merger or Reorganization, Etc.  In the event of a reclassification, reorganization or exchange (other than described in Section 5.6(a) above) or any merger, acquisition, consolidation or reorganization of the Company with another company or entity (other than a merger, acquisition or other consolidation or reorganization as defined in Section 4.2 hereof, which is considered a liquidation pursuant to Section 4 above), each share of the Series B Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of the Common Stock of the Company deliverable upon conversion of the Series B Stock would have been entitled upon such reclassification, reorganization, exchange, consolidation, merger or conveyance had the conversion occurred immediately prior to the event; and, in any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series B Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B Stock.

(c)           Duration of Adjusted Conversion Price.  Following each computation or readjustment of an adjusted Conversion Price as provided above in this Section 5, the new adjusted Conversion Price shall remain in effect until a further computation or readjustment thereof is required by this Section 5.

(d)           Other Action Affecting the Common Stock.  In case, after the filing of this Certificate, the Company shall take any action affecting the Common Stock, other than an action described above in this Section 5, which in the good faith opinion of the Board would have a materially adverse effect upon the Conversion Rights of the Series B Stock granted herein, the Conversion Price shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.

(e)           Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the applicable Series B Stock a certificate setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.  The Company shall, upon the written request, at any time, of any holder of the Series B Stock, furnish or cause to be furnished to such holder a like certificate setting forth: (i) such adjustments and readjustments; (ii) the applicable Conversion Price at the time in effect; and (iii) the number of shares of the Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such Series B Stock.

5.7           Notices of Record Date.  In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, any capital reorganization of the Company, any reclassification or recapitalization of the Company’s capital stock, any consolidation or merger with or into another Company, any transfer of all or substantially all of the assets of the Company or any dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of the Series B Stock at least 10 days prior to the date specified for the taking of a record, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

5.8           Common Stock Reserved.  The Company shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of the Common Stock as shall from time to time be sufficient to effect conversion of the Series B Stock.

5.9           Payment of Taxes.  The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of the Common Stock upon conversion of shares of the Series B Stock, other than any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of the Common Stock in a name other than that in which the shares of the Series B Stock so converted were registered.

5.10         No Impairment. The Company will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Stock against impairment.  Notwithstanding the foregoing, nothing in this Section 5.10 shall prohibit the Company from amending its Articles with the requisite consent of its shareholders and the Board of Directors.

2.	Status of Series B Stock Upon Retirement.

Shares of Series B Stock which are acquired or redeemed by the Company or converted pursuant to Section 5 shall become authorized undesignated shares and may be redesignated and reissued by the Board of Directors as provided in the Articles.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by Jim Hitchin, its Secretary, this 23rd day of July, 2009.

SPECTRASCIENCE, INC.

By:	/s/ Jim Hitchin
Name:	Jim Hitchin
Its:	Secretary